Exhibit 99.5

g

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES AN UPDATE ON 2024 EXPLORATION RESULTS AND 2025
EXPLORATION PLANS – MINERAL RESERVES INCREASE 1% YEAR-OVER-YEAR TO 54.3 MOZ;
UPDATED MINERAL RESERVES OF 2.8 MOZ DECLARED AT UPPER BEAVER; INFERRED MINERAL
RESOURCES INCREASE 9%

Toronto (February 13, 2025) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on year-end 2024 mineral reserves and mineral resources, exploration activities at mine sites and select advanced projects in 2024, and the Company’s exploration plans and guidance for 2025. The Company’s exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects.

“I would like to commend our exploration team for their performance in 2024, which set a record in terms of safety and completed our ambitious exploration program at lower costs than planned. Through our optimization of drilling productivity and innovation efforts, we successfully reduced costs by approximately 8%. The exploration program continued to yield exciting results at our key mines and pipeline projects, which drove the replacement of our mineral reserves and the increase in our inferred mineral resources by nearly 10%, primarily from additions at Detour Lake, Canadian Malartic and Hope Bay,” said Guy Gosselin, Agnico Eagle’s Executive Vice-President, Exploration. “Our 2025 exploration program is the continuation of this effort to define the full potential of our operating assets, aiming to extend the life of mine at existing operations and advance the assessment of the potential of our pipeline projects to support the Company’s vision for future growth,” added Mr. Gosselin.

Highlights from 2024 include:

●	Gold mineral reserves increase to record level – Year-end 2024 gold mineral reserves increased by 0.9% to 54.3 million ounces of gold (1,277 million tonnes grading 1.32 grams per tonne (“g/t”) gold). The year-over-year increase in mineral reserves is due to good mineral reserve replacement at LaRonde, Macassa, Meliadine, Amaruq, Odyssey, Kittila and Fosterville, updated mineral reserves at Upper Beaver and the initial declaration of mineral reserves at Wasamac. At year-end 2024, measured and indicated mineral resources were 43.0 million ounces (1,167 million tonnes grading 1.14 g/t gold) and inferred mineral resources were 36.2 million ounces (451 million tonnes grading 2.49 g/t gold)
●	Upper Beaver – A technical evaluation was completed at Upper Beaver during the fourth quarter of 2024, bringing the mineral reserves to 2.77 million ounces of gold and 54,930 tonnes of copper (23.2 million tonnes grading 3.71 g/t gold and 0.24% copper) at December 31, 2024

●	Detour Lake – The Company’s exploration program continued to attempt to de - risk the Detour Lake underground project in the western plunge of the main orebody hosting the producing open pits. Conversion drilling continues to increase underground indicated mineral resources, reaching 1.87 million ounces of gold (27.7 million tonnes grading 2.10 g/t gold) at year end. Underground inferred mineral resources continued to grow in 2024 below and to the west of the open pit, and totalled 3.68 million ounces of gold (59.3 million tonnes grading 1.93 g/t gold) at year end. The preparatory groundwork for the exploration ramp is progressing on schedule. Surface diamond drilling is expected to continue mineral resource conversion in 2025 and the drill program will be augmented by underground drilling from new underground drill stations as they become available
●	Odyssey – Successful exploration over the past year has continued to extend the limits of the East Gouldie inferred mineral resource laterally to the west and to the east. Recent drilling continues to grow mineralization in the recently discovered Eclipse zone, between the East Gouldie deposit and the Odyssey South zone, within close proximity to the planned underground infrastructure. Diamond drilling will continue in 2025 with over 20 drill rigs active on surface and underground to further assess the full potential of the Odyssey mine area and throughout the Canadian Malartic property package. Inferred mineral resources increased by 37% (1.2 million ounces of gold) year over year at the East Gouldie deposit to 4.6 million ounces of gold (61.2 million tonnes grading 2.32 g/t gold). The Odyssey mine now hosts a total of 5.55 million ounces of gold in proven and probable mineral reserves (52.6 million tonnes grading 3.28 g/t gold), 3.2 million ounce of gold in measured and indicated mineral resources (52.9 million tonnes grading 1.90 g/t gold) and 9.7 million ounces of gold in inferred mineral resources (138.8 million tonnes grading 2.18 g/t gold)
●	Wasamac – As part of the “fill-the-mill” strategy at Canadian Malartic, a technical evaluation was completed at Wasamac during the fourth quarter of 2024 that resulted in updated mineral reserves of 1.38 million ounces of gold (14.8 million tonnes grading 2.9 g/t gold) at December 31, 2024. This is the first declaration of mineral reserves by the Company at Wasamac since its acquisition from Yamana Gold Inc. in 2023
●	Hope Bay – Exploration drilling in 2024 totalled more than 119,000 metres and focused mainly on mineral resource expansion and conversion of the Madrid deposit following the strong drilling intercepts obtained at the Patch 7 zone during the fourth quarter of 2023. Results from 2024 are being integrated into the technical evaluation of Hope Bay, which is expected to be completed by year-end 2026. Successful drilling in 2024 following the discovery of high-grade mineralization in the Patch 7 zone has led to a significant increase in indicated mineral resources and inferred mineral resources. An initial indicated mineral resource estimate was declared as at December 31, 2024 for Patch 7 of 0.9 million ounces of gold (4.3 million tonnes grading 6.64 g/t gold) while the inferred mineral resources have grown to 0.8 million ounces of gold (4.4 million tonnes grading 5.40 g/t gold). In 2025 exploration will continue to test the Madrid deposit including the Patch 7 zone to expand and upgrade mineral resources
●	Exploration guidance – In 2025, the Company expects to spend between $290 million and $310 million for capitalized and expensed exploration and between $215 million and $235 million for exploration project expenses, studies and other corporate development expenses. The Company’s exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Priorities for 2025 include continued drilling of the Detour Lake underground project, assessing the full potential of the Canadian Malartic property, supporting regional synergies in Abitibi and exploring Hope Bay

GOLD MINERAL RESERVES

At December 31, 2024, the Company’s proven and probable mineral reserve estimate totalled 54.3 million ounces of gold (1,277 million tonnes grading 1.32 g/t gold). This represents a 0.9% (0.47 million ounce) increase in contained ounces of gold compared to the proven and probable mineral reserve estimate of 53.8 million ounces of gold (1,287 million tonnes grading 1.30 g/t gold) at year-end 2023 (see the Company’s news release dated February 15, 2024 for details regarding the Company’s December 31, 2023 proven and probable mineral reserve estimate).

The increase in mineral reserves at December 31, 2024 is the result of the replacement of 1.5 million ounces of gold from operating assets. In particular: Fosterville, Macassa (including Amalgamated Kirkland (“AK”) and Near Surface), Meliadine, Amaruq and LaRonde achieved a combined average mineral reserve replacement of 70% as a result of successful exploration and conversion drilling.

Some pipeline projects also significantly contributed to the global mineral reserve increase. At Upper Beaver, the completion of a technical evaluation during the fourth quarter of 2024, following the positive preliminary economic assessment completed in June 2024 (see the news release dated July 31, 2024), resulted in new mineral reserves containing a total of 2.77 million ounce of gold. The year-over-year new mineral reserve addition at Upper Beaver represents 1.37 million ounces of gold. At Wasamac, initial mineral reserves of 1.38 million ounces of gold were declared in December 2024. The progress in mineral reserve development at Upper Beaver and Wasamac is the result of efforts by the Company to leverage regional synergies following the recent transactions to consolidate the Kirkland Lake camp and the Malartic camp at Canadian Malartic and advance the “fill-the-mill” strategy.

Mineral reserves were calculated using a gold price of $1,450 per ounce for most operating assets, with exceptions that include: Detour Lake open pit using $1,400 per ounce; Amaruq using $1,650 per ounce; Pinos Altos using $1,800 per ounce; and variable assumptions for some other pipeline projects, including Wasamac using $1,650 per ounce. For detailed mineral reserves and mineral resources (“MRMR”) data, including the economic parameters used to estimate the mineral reserves and mineral resources and by-product silver, copper and zinc at mines and advanced projects, see “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2024)” and “Assumptions used for the December 31, 2024 mineral reserve and mineral resource estimates reported by the Company” below.

The ore extracted from the Company’s mines in 2024 contained 3.78 million ounces of gold in-situ (64.9 million tonnes grading 1.81 g/t gold).

The Company’s gold mineral reserves as at December 31, 2024 are set out in the table below, and are compared with the gold mineral reserves as at December 31, 2023. Data in this table and certain other data in this news release have been rounded to the nearest thousand and discrepancies in total amounts are due to rounding.

	Proven & Probable			Average Mineral Reserve
	Gold Mineral Reserve (000s oz)			Gold Grade (g/t)
Operation / Project	2024	2023	Change	2024	2023	Change
LaRonde mine	2,081	2,244	-163	6.03	6.40	-0.37
LaRonde Zone 5	659	636	23	2.21	2.20	0.01
LaRonde Total	2,740	2,880	-140	4.26	4.51	-0.24
Canadian Malartic mine	1,944	2,436	-491	0.81	0.83	-0.03
Odyssey deposit	317	310	8	2.27	2.17	0.10
East Gouldie	5,236	5,173	62	3.37	3.42	-0.05
Canadian Malartic Total	7,497	7,919	-421	1.83	1.73	0.10
Goldex	789	901	-112	1.57	1.59	-0.01
Akasaba West	138	143	-5	0.90	0.89	0.01
Wasamac	1,377	—	1,377	2.90	0.00	2.90
Detour Lake (at or above 0.5 g/t)	15,636	16,594	-958	0.93	0.93	—
Detour Lake (below 0.5 g/t)	3,415	3,335	80	0.39	0.39	—
Detour Lake Total	19,051	19,928	-878	0.75	0.76	-0.01
Macassa	1,829	1,954	-125	10.50	14.45	-3.95
Macassa Near Surface	12	23	-11	5.31	5.93	-0.62
AK deposit	233	160	73	4.71	6.69	-1.98
Macassa Total	2,074	2,136	-62	9.18	13.11	-3.93
Upper Beaver	2,768	1,395	1,373	3.71	5.43	-1.72
Hammond Reef	3,323	3,323	—	0.84	0.84	—
Amaruq	1,609	1,837	-228	3.36	3.72	-0.36
Meadowbank Total	1,609	1,837	-228	3.36	3.72	-0.36
Meliadine	3,365	3,467	-102	5.29	5.91	-0.62
Hope Bay	3,398	3,397	1	6.52	6.52	—
Fosterville	1,650	1,682	-32	5.37	6.10	-0.73
Kittila	3,400	3,584	-184	4.16	4.14	0.02
Pinos Altos	433	546	-113	1.94	1.90	0.03
San Nicolás (50%)*	672	672	—	0.40	0.40	—
Total Mineral Reserves	54,284	53,811	474	1.32	1.30	0.02

*Agnico Eagle has agreed to subscribe for a 50% interest in San Nicolás, which will be contributed as study and development costs are incurred and, accordingly, Agnico Eagle’s share of the reported MRMR at San Nicolás is reported at a 50% level.

The Company estimates that at a gold price 10% higher than the assumed gold price (leaving other assumptions unchanged), there would be an approximate 13% increase in the gold contained in proven and probable mineral reserves. Conversely, the Company estimates that at a gold price 10% lower than the assumed gold price (leaving other assumptions unchanged), there would be an approximate 13% decrease in the gold contained in proven and probable mineral reserves.

GOLD MINERAL RESOURCES

At December 31, 2024, the Company’s measured and indicated mineral resource estimate totalled 43.0 million ounces of gold (1,167 million tonnes grading 1.14 g/t gold). This represents a 2.3% (1.0 million ounce) decrease in contained ounces of gold compared to the measured and indicated mineral resource estimate at year-end 2023 (see the Company’s news release dated February 15, 2024 for details regarding the Company’s December 31, 2023 measured and indicated mineral resource estimate).

The year-over-year decrease in measured and indicated mineral resources is primarily due to the upgrade of mineral resources at Upper Beaver and Wasamac to mineral reserves, largely offset by the successful conversion of inferred mineral resources into measured and indicated mineral resources at Detour Lake underground, East Malartic, Upper Beaver, Hope Bay and other sites.

At Detour Lake, since the March 31, 2024 technical report and updated mineral reserves and mineral resources estimate, the Company has continued to successfully convert inferred mineral resources into indicated mineral resources with a substantial addition of 2.0 million ounces of gold in total indicated mineral resources (0.7 million ounces of gold from 8.3 million tonnes grading 2.79 g/t gold inside the resource pit and 1.2 million ounces of gold from 17.7 million tonnes grading 2.14 g/t gold below and to the west of the resource pit).

At Hope Bay, following exploration success in the Patch 7 zone at the Madrid deposit, conversion drilling was accelerated, resulting in the declaration of an initial indicated mineral resource at December 31, 2024 of 0.9 million ounces of gold (4.3 million tonnes grading 6.64 g/t gold) in Patch 7, which also hosts an additional 0.8 million ounces of gold (4.4 million tonnes grading 5.40 g/t gold) in inferred mineral resources.

At Canadian Malartic, using the production knowledge from the open pit operation and improved confidence in the historical data, the Company reviewed and updated the mineral resources classification criteria and model in 2024 for the East Malartic deposit at the Odyssey underground mine, resulting in the successful conversion of 2.1 million ounces of gold into indicated mineral resources at East Malartic for a total of 2.9 million ounces of gold (57.4 million tonnes grading 1.98 g/t gold).

At December 31, 2024, the Company’s inferred mineral resource estimate totalled 36.2 million ounces of gold (451 million tonnes grading 2.49 g/t gold). This represents a 9.5% (3.1 million ounce) increase in contained ounces of gold compared to the inferred mineral resource estimate a year earlier (see the news release dated February 15, 2024 for details regarding the Company’s December 31, 2023 inferred mineral resource estimate).

The year-over-year increase in inferred mineral resources is primarily due to exploration drilling success at Detour Lake underground, East Gouldie, Hope Bay, Meliadine, Fosterville and Macassa.

In addition to the conversion of 1.2 million ounces of gold in underground indicated mineral resources below the Detour Lake resource pit since the March 31, 2024 technical report (see the news release dated June 19, 2024), the inferred mineral resources located below the resource pit and in the West Extension zone west of the resource pit were maintained at similar levels to the March 31, 2024 update, with 3.7 million ounces of gold (59.3 million tonnes grading 1.93 g/t gold) at year-end 2024.

The Company’s gold mineral resources as at December 31, 2024 are set out in the table below.

	Measured & Indicated		Inferred
	Gold Mineral Resources		Gold Mineral Resources
	Contained Gold	Gold Grade	Contained Gold	Gold Grade
Operation / Project	(000 oz)	(g/t)	(000 oz)	(g/t)
LaRonde mine	705	3.75	281	5.39
LaRonde Zone 5	817	2.29	960	4.15
LaRonde Total	1,522	2.79	1,240	4.38
Canadian Malartic mine	—	—	129	0.72
Odyssey deposit	105	1.77	1,520	2.33
East Malartic	2,869	1.95	3,651	1.98
East Gouldie	257	1.52	4,557	2.32
Canadian Malartic Total	3,232	1.90	9,857	2.12
Goldex	1,604	1.64	885	1.62
Akasaba West	90	0.68	—	—
Wasamac	667	2.19	312	2.48
Detour Lake	15,259	0.69	6,605	1.65
Detour Lake Zone 58N	534	5.80	136	4.35
Detour Lake Total	15,793	0.71	6,742	1.67
Macassa	721	7.49	1,259	7.77
Macassa Near Surface	15	5.03	31	4.74
AK deposit	52	4.81	32	3.52
Macassa Total	788	7.16	1,322	7.44
Anoki-McBean	349	2.77	107	3.84
Upper Beaver	495	2.03	391	4.12
Upper Canada	722	2.15	1,863	3.11
Hammond Reef	2,298	0.54	—	—
Aquarius	856	2.15	14	3.59
Holt complex	1,699	4.52	1,310	4.48
Amaruq	1,277	4.01	592	4.65
Meliadine	1,714	3.82	2,225	5.92
Hope Bay	2,143	4.54	2,312	5.44
Fosterville	1,527	3.72	1,769	4.31
Northern Territory	1,668	2.38	1,376	2.40
Kittila	1,899	2.98	1,011	4.91
Barsele (55%)	176	1.27	1,005	1.98
Pinos Altos	741	2.09	58	1.67
La India	89	0.52	—	—
Tarachi	361	0.58	4	0.52
Chipriona	326	0.92	21	0.66
El Barqueño Gold	331	1.16	351	1.13
San Nicolás (50%)*	20	0.19	10	0.13
Santa Gertrudis	563	0.91	1,433	2.36
Total Mineral Resources	42,950	1.14	36,208	2.49

*Agnico Eagle has agreed to subscribe for a 50% interest in San Nicolás, which will be contributed as study and development costs are incurred and, accordingly, Agnico Eagle’s share of the reported MRMR at San Nicolás is reported at a 50% level.

The economic parameters used to estimate mineral reserves and mineral resources for all properties are set out below.

Assumptions used for the December 31, 2024 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation*
Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	Zinc ($/lb)
$1,450	$20.00	$3.75	$1.10

*Exceptions: US$1,350 per ounce of gold used for Hammond Reef and Hope Bay; US$1,400 per ounce of gold used for Detour Lake open pit; US$1,650 per ounce of gold used for Wasamac and Amaruq; US$1,800 per ounce of gold and US$24.00 per ounce of silver used for Pinos Altos; and US$1,300 per ounce of gold and US$3.00 per pound of copper used for San Nicolás.

Metal Price for Mineral Resource Estimation*
Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	Zinc ($/lb)
$1,750	$23.00	$4.00	$1.20

*Exceptions: US$1,200 per ounce of gold used for Holt complex; US$1,300 per ounce of gold used for Detour Zone 58N; US$1,450 per ounce of gold used for Canadian Malartic; US$1,500 per ounce of gold used for Northern Territory; US$1,533 per ounce of gold used for Barsele; US$1,650 per ounce of gold used for Detour Lake, La India and Chipriona; US$1,667 per ounce of gold used for Upper Canada and El Barqueño; US$22.67 per ounce of silver used for El Barqueño; US$1,688 per ounce of gold used for Anoki-McBean, Hammond Reef and Tarachi; US$1,688 per ounce of gold and US$25.00 per ounce of silver used for Santa Gertrudis; US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás; and US$1,800 per ounce of gold and US$24.00 per ounce of silver used for Pinos Altos.

Exchange Rates*
C$ per US$1.00	MXP per US$1.00	A$ per US$1.00	€ per US$1.00
C$1.34	MXP18.00	A$1.45	€0.91

*Exceptions: exchange rates of C$1.25 per US$1.00 used for Upper Canada, Holt complex and Detour Lake Zone 58N; C$1.30 per US$1.00 used for Detour Lake open pit, Detour Lake underground, Hammond Reef and Hope Bay; EUR 0.87 per US$1.00 used for Barsele; and MXP17.00 per US$1.00 used for Tarachi.

The above metal price assumptions are all below the three-year historic averages (from January 1, 2022 to December 31, 2024) of approximately $2,053 per ounce of gold, $24.58 per ounce of silver, $4.02 per pound of copper and $1.34 per pound of zinc.

2025 EXPLORATION GUIDANCE

In 2025, the Company’s total exploration expenditures and project expenses are expected to be between $505 million and $545 million, with a mid-point of $525 million. The total exploration expenditures include estimated capitalized exploration of $300 million and estimated exploration and corporate development expenses of $225 million, which are comprised of $153 million for expensed exploration and $72 million for project technical evaluations, technical services and other corporate expenses.

The Company’s exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Exploration priorities for 2025 include mineral resource conversion and expansion at the Detour Lake underground project and East Gouldie at Canadian Malartic, and advancing Hope Bay.

The Company’s exploration and corporate development guidance and plans for individual mines and projects for 2025 are set out below.

2025 Exploration Program and Corporate Development Guidance

	Expensed Exploration		Capitalized Exploration*
			Sustaining	Development
	($000s)	(000s m)	($000s)	($000s)	(000s m)
Quebec
LaRonde	$2,200	12.7	$5,500	$—	30.5
Canadian Malartic	15,000	63.0	2,800	22,300	153.3
Goldex	2,400	19.0	2,200	2,100	33.5
Quebec regional	7,500	25.0	—	—	—

Ontario
Detour Lake	3,600	5.5	—	27,500	163.0
Macassa	—	—	2,600	31,000	179.9
Ontario regional	16,200	30.8	—	—	—

Nunavut
Meliadine	1,300	6.6	7,100	12,100	80.3
Meadowbank	5,800	8.3	—	—	—
Hope Bay	28,000	70.0	—	13,900	40.0
Nunavut regional	8,100	17.5	—	—	—

Australia
Fosterville	16,000	39.8	800	9,700	44.5
Northern Territory	4,900	10.9	—	—	—

Europe
Kittila	4,600	17.0	3,900	6,900	66.0
Europe regional	9,500	16.5	—	—	—

Mexico
Pinos Altos	1,700	8.1	2,100	—	11.5
Mexico regional	17,600	15.8	—	—	—

Other regions, joint ventures and G&A	8,700	—	—	—	—
Total Exploration Drilling	$153,100	366.5	$27,000	$125,500	802.5

Upper Beaver	—		—	87,100
Detour Lake underground	—		—	40,500
Hope Bay	—		—	19,900
Other project studies	16,900		—	—
Total corporate development and technical services	55,000		—	—
Total Exploration and Project Expenses	$225,000		$27,000	$273,000

*Capitalized exploration is a part of capital expenditures which is a non-GAAP measure that is not a standardized financial measure under IFRS. See AEM Fourth Quarter and Full Year 2024 Results News Release dated February 13, 2025 under the caption “Note Regarding Certain Measures of Performance” for a description of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows.

ABITIBI REGION – QUEBEC

CANADIAN MALARTIC

MRMR Highlights

Mineral reserves and mineral resources at the Odyssey mine continued to grow significantly in 2024, further demonstrating the high quality nature of these orebodies (East Gouldie, Odyssey and East Malartic). The Odyssey mine now hosts a total of 5.6 million ounces of gold in proven and probable mineral reserves (52.6 million tonnes grading 3.28 g/t gold), 3.2 million ounces of gold in measured and indicated mineral resources (52.9 million tonnes grading 1.90 g/t gold) and 9.7 million ounces of gold in inferred mineral resources (138.8 million tonnes grading 2.18 g/t gold). These substantial mineral reserves and mineral resources support the Company’s vision for Canadian Malartic to potentially expand production in the future in combination with the development of satellite orebodies in the surrounding area.

Approximately 89,000 ounces of gold in mineral reserves were added year-over-year, net of depletion, in the Odyssey South zone and the Odyssey internal zones as the understanding of these two mineralized zones continues to improve with ongoing drilling and mine development. Mineral reserves replacement at the Odyssey mine reached 110%, replacing more than the 2024 mined gold.

At the Canadian Malartic mine, the continued positive reconciliation observed in the open pit and improvements to the mineral reserve model contributed to the addition of 137,000 ounces of gold to mineral reserves in the open pit during 2024. As a result, the mineral reserve decreased by approximately 491,000 ounces of gold while the in-situ gold production amounted to 628,300 ounces of gold.

A review of the mineral resource classification confidence at the East Malartic deposit at Odyssey was carried out, and the inclusion of historical data and production knowledge resulted in the conversion of an additional 2.1 million ounces of indicated mineral resources.

Successful exploration drilling at the East Gouldie deposit resulted in a significant increase in inferred mineral resources, with 1.2 million ounces of gold added within the eastern and western extensions of the main orebody. At year-end 2024, inferred mineral resources at East Gouldie totalled 4.6 million ounces of gold (61.2 million tonnes grading 2.32 g/t gold), representing approximately 47% of the total inferred mineral resources at Odyssey.

2024 Exploration Highlights

At Odyssey in 2024, exploration drilling totalled 167,198 metres, and an additional 50,370 metres of drilling dedicated to regional exploration around Canadian Malartic was also completed.

Exploration drilling at Odyssey in 2024 continued to infill the Odyssey North and Odyssey South zones and the adjacent Odyssey internal zones. The East Gouldie deposit continued to grow both westward and eastward, resulting in additional inferred mineral resources. New drill intercepts in the Eclipse zone have established continuity of the mineralization and potential for additional future mineral resource growth in an area located between the East Gouldie and Odyssey deposits.

Selected recent drill intersections from Odyssey are set out in the composite longitudinal section below and in a table in the Appendix.

[Odyssey – Composite Cross and Longitudinal Sections]

Recent drilling highlights from the Odyssey internal zones include 4.4 g/t gold over 33.9 metres (core length) at 789 metres depth in hole UGOD-054-014R and 4.5 g/t gold over 9.8 metres (core length) at 963 metres depth in hole UGOD-075-011.

Within the East Gouldie mineralized envelope, hole MEX24-316W intersected 6.7 g/t gold over 19.8 metres at 1,353 metres depth and hole MEX24-318WZ returned 5.7 g/t gold over 5.0 metres at 1,147 metres depth, extending the East Gouldie mineral resources further to the east.

The recently discovered Eclipse zone is located approximately 50 to 100 metres north of, and parallel to, the eastern portion of the East Gouldie deposit, and currently extends from approximately 1,200 metres to 1,900 metres below surface. Recent highlights from the Eclipse zone include: hole MEX23-309ZB, which intersected 3.2 g/t gold over 42.9 metres at 1,241 metres depth; and hole MEX24-316, which returned 3.0 g/t gold over 51.5 metres at 1,349 metres depth in an intersection that has been re-interpreted as part of the Eclipse zone. These results demonstrate a strong potential to add mineral resources in proximity to planned mining infrastructure.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $40.1 million for 216,300 metres of drilling at Canadian Malartic in 2025. Exploration at Odyssey includes $29.7 million for 176,300 metres of drilling with the objective of continuing conversion of inferred mineral resources to indicated mineral resources at the East Gouldie and Odyssey deposits, and expanding the footprint of East Gouldie. The exploration results will be used to support a potential expansion project at Odyssey including a conceptual second shaft scenario to increase the overall site throughput that would utilize some of the available milling capacity at the complex when the open pit activities are concluded in the future.

The remaining $10.4 million is planned to be spent on 40,000 metres of exploration drilling into prospective gold targets along the Barnat and East Gouldie mineralized corridors on the Canadian Malartic, Rand Malartic and Midway properties.

Following the acquisition of O3 Mining Inc. by the Company, that is expected to be completed in the first quarter of 2025, funding may also be allocated to drilling the Marban deposit, which is located immediately northeast of the Canadian Malartic property, to test the potential for future development of the Marban project as part of the Company’s “fill-the-mill” strategy.

WASAMAC

Wasamac was acquired on March 31, 2023, as part of the acquisition of Yamana Gold Inc.’s Canadian assets (the “Yamana Transaction”). The Wasamac deposit is characterized by shear-hosted disseminated pyrite mineralization within an albite-sericite-carbonate alteration zone that ranges in thickness from a few metres up to 30 metres within the 50 to 55 degree, north-dipping Wasa Shear.

MRMR Highlights

A technical evaluation was completed at Wasamac that resulted in the conversion of 1.38 million ounces of gold (14.8 million tonnes grading 2.9 g/t gold) to mineral reserves as at December 31, 2024. The project had been classified as mineral resources in December 2023 following the closing of the Yamana Transaction to allow a review of the project’s assumptions and parameters as part of the “fill-the-mill” strategy at Canadian Malartic.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $2.3 million for 10,000 metres of drilling at Wasamac in 2025 as part of a larger Quebec regional exploration program expected to total $7.5 million for 25,000 metres. The drilling program at Wasamac will focus on exploring the eastern extension of the Wasamac deposit in the Wasa shear zone.

An additional $6.8 million is expected to be spent in 2025 for further technical evaluation at Wasamac as the Company continues to assess various scenarios regarding optimal mining rates and milling strategies for possible mine construction at the project.

LARONDE

MRMR Highlights

During 2024, positive results from conversion drilling at the LaRonde Zone 5 (“LZ5”) mine and the LaRonde mine added 80,000 ounces of gold and 111,000 ounces of gold in mineral reserves, respectively, partly replacing the production of 331,000 ounces of gold in-situ at LaRonde in 2024. Conversion drilling at the LZ5 mine and the LaRonde mine also resulted in the addition of a combined 115,000 ounces of gold in indicated mineral resources.

2024 Exploration Highlights

Exploration drilling totalled 50,300 metres at LaRonde in 2024, divided between the LZ5 area, the Bousquet 2 area and the main LaRonde orebody at depth.

Selected recent drill intersections from LaRonde are set out in the composite longitudinal section below and in a table in the Appendix.

West
East
LaRonde Zone 5
Ellison
Zone 3
Bousquet Shaft No. 1
Bousquet Shaft No. 2
LaRonde Shaft No. 1
Penna Shaft
LaRonde Shaft No. 2
LaRonde mine
0 m
Fringe zone
BZ-2024-005
5.3 g/t Au / 2.8 m
5.2 g/t Au / 5.7 m
BZ-2024-004
8.3 g/t Au / 3.1 m
BZ-2024-008
2.7 g/t Au / 6.9 m
BZ-050-010
3.8 g/t Au / 21.3 m
-1,000 m
Zone 3-1
Level 20 / Level 86
Access Drift
Level 25
Haulage / access Drift
Level 9 (B2)
BZ-090-006
7.8 g/t Au / 2.8 m
5.7 g/t Au / 2.8 m
BZ-090-008
5.1 g/t Au / 2.8 m
BZ-090-010
9.8 g/t Au / 3.4 m
Under construction
Haulage / Access Drift
LR-149-045
3.4 g/t Au / 6.4 m
LR-152-008
2.6 g/t Au / 9.1 m
LaRonde Area 11-3
Shaft No. 4
-2,000 m
LR-215-028
4.8 g/t Au / 4.0 m
8.3 g/t Au / 2.8 m
Zone 3-4
Level 215
Exploration Drift
LR-215-025
7.0 g/t Au / 5.0 m
5.0 g/t Au / 2.8 m
LR-215-024
6.8 g/t Au / 2.8 m
5.7 g/t Au / 2.8 m
Zone 20N
LaRonde 1
LaRonde 2
Level 245
Level 257
Level 278
Level 282
Zone 20N
Level 290W
OPEN
OPEN
OPEN
LaRonde 3
West mine
East mine
Depth 2,858 m
Deep Exploration Program
Below 3,100 m
-3,000 m
LR-305-041
18.9 g/t Au / 4.5 m
LR-317-023
6.5 g/t Au / 6.0 m
LR-317-022
8.2 g/t Au / 2.8 m
20N Zinc South Zone
OPEN
OPEN
3000 E
4000 E
5000 E
6000 E
7000 E
8000 E
2024 Mineral reserve
2024 Mineral resource
Mined out
Underground mine workings
Planned underground mine workings
Significant drill hole pierce points
Previously released drill hole pierce points
0
1,000
metres
Coordinate System : LaRonde Mine

[LaRonde – Composite Longitudinal Section]

Recent exploration drilling highlights include intersections near the current limits of known mineralized zones at LZ5 and Zone 3-4 with hole BZ-2024-005 returning 5.2 g/t gold over 5.7 metres at 390 metres depth west of the LZ5 mineral reserves and hole BZ-090-006 returning 7.8 g/t gold over 2.8 metres at 1,330 metres depth in Zone 3-4. The results demonstrate the potential for growth of mineral reserves in these zones.

In Zone 3-1, hole LR-215-025 intersected 7.0 g/t gold over 5.0 metres at 2,197 metres depth and hole LR-215-024 intersected 6.8 g/t gold over 2.8 metres at 2,313 metres depth, extending the known mineralization down-plunge by approximately 300 metres beneath the main mineral resources in the zone.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $7.7 million for 43,200 metres of drilling at LaRonde in 2025, including $2.2 million for 12,700 metres of expensed drilling and $5.5 million for 30,500 metres of capitalized drilling.

GOLDEX

MRMR Highlights

At Goldex, positive results from drilling into the extension at depth of the South zones have added 22,500 ounces of gold in mineral reserves. Mineral reserves for Goldex contained 1.0 million ounces of gold (22.7 million tonnes grading 1.43 g/t gold) as at December 31, 2024. The Company believes the mineral reserves are sufficient to sustain production until 2031 and provide an opportunity to test new exploration targets along under-explored trends.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $6.5 million for 52,500 metres of drilling at Goldex in 2025, including $4.1 million on capitalized drilling, mainly focused on the conversion and extension of the South and Deep 2 zones. The remaining $2.4 million is for 19,000 metres of exploration drilling, including 15,400 metres to test multiple extensional targets laterally and at depth of the main mining areas.

ABITIBI REGION – ONTARIO

DETOUR LAKE

MRMR Highlights

Detour Lake hosts the largest mineral reserves for the Company with 19.1 million ounces of gold (795 million tonnes grading 0.75 g/t gold) in the open pit mineral reserve at year-end 2024. The year-over-year decline in mineral reserves is primarily due to the open pit production that extracted 752,000 ounces of gold in-situ.

In June 2024, the Company prepared a preliminary economic evaluation to describe a conceptual underground mining operation that could be developed simultaneously with the open pit operation to potentially increase output at the Detour Lake mine site to 1 million ounces of gold production per year.

The underground operation would allow for the acceleration of the extraction of the high-grade ore currently located within the mineral resources open pit as well as provide access to the mineralization located below and to the west of the open pit that exploration drilling has demonstrated extends laterally several kilometres to the west of the open pit outline and to a depth exceeding 1,200 metres from surface.

The underground mineral resources are currently reported for the portion of the orebody that is below and to the west of the mineral resources pit-shell. Conversion drilling continued to support the project with a growth in underground indicated mineral resources reaching 1.87 million ounces of gold (27.7 million tonnes grading 2.10 g/t gold) and underground inferred mineral resources continued to be extended to the west to grow to 3.68 million ounces of gold (59.3 million tonnes grading 1.93 g/t gold) at year end.

Future high intensity drilling and bulk sampling combined with ongoing geological and structural studies are expected to improve the interpretation and understanding of the high-grade corridor within the orebody that could potentially be mined by underground methods.

2024 Exploration Highlights

At Detour Lake in 2024, exploration drilling totalled 221,000 metres for the full year. The program continued to successfully expand and infill the mineralization below and to the west of the mineral resource pit. All drilling was performed from surface as construction progresses for the exploration ramp portal, decline and related facilities.

Selected recent drill intersections from Detour Lake are set out in the plan map and composite longitudinal section below and in a table in the Appendix.

[Detour Lake – Plan Map Showing High-Grade Zones]

[Detour Lake – Composite Longitudinal Section]

These results provide further support for a potential underground project at Detour Lake.

In the high-grade corridor located at the base of the mineral resource pit, and outside the mineral reserve pit, hole DLM24-983 intersected 15.6 g/t gold over 16.3 metres at 324 metres depth and hole DLM24-1023A intersected 33.7 g/t gold over 2.8 metres at 235 metres depth. These results are among multiple intersections that are much higher-grade than the open-pit mineral resources and mineral reserves, further supporting the potential for an underground mining scenario in that portion of the deposit.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $31.1 million for 168,500 metres of drilling at Detour Lake in 2025, including $27.5 million for 163,000 metres of capitalized drilling to continue converting the inferred mineral resources into indicated mineral resources as well as the mineral potential in the western extension of the orebody into inferred mineral resources. The diamond drilling will continue exclusively from surface in 2025 until the first underground drill stations are made available. The objective of the program is to attempt to further de-risk the potential underground mining project by improving confidence in the geological interpretation and grade continuity within the high-grade corridors.

An additional $40.5 million in capitalized expenses is expected to be spent in 2025 to advance the underground mining project, which will mostly consist of preparatory work, ramp-portal construction and decline excavation.

The Company also expects to spend approximately $3.6 million for 5,500 metres of regional drilling in 2025, to explore satellite targets on the Company’s large land position on the Detour Lake property as well as the adjacent Detour East property.

MACASSA

MRMR Highlights

Macassa’s Main Break and SMC zones and the adjacent Near Surface and AK deposits together achieved 78% replacement of their mining depletion (a combined 287,000 ounces of gold in-situ mined) in mineral reserves in 2024.

The recent upgrade in site facilities, including completion of the #4 Shaft and an improved ventilation system, led to a significant improvement in productivity that reduced operating expenses on a per-tonne basis using more efficient cut-and-fill and long-hole mining methods. These developments improved the mineability of some portions of the orebody that, combined with positive exploration drill results, led to an overall strong replacement of mineral reserves in 2024. The Macassa deposit continues to contain the Company’s highest-grade mineral reserve, with an average grade of 10.5 g/t of gold.

The mineral reserve addition totalled a combined 173,000 ounces of gold for Macassa, Near Surface and AK and was mainly due to the expansion of mineral reserves at Main Break and SMC and the realized synergies with the AK deposit. The total mineral reserves in the Macassa, Near Surface and AK deposits contained 2.1 million ounces of gold (7.0 million tonnes grading 9.18 g/t gold) at year-end 2024. In addition to the mineral reserves, the Macassa mine and the Near Surface and AK deposits together realized an increase of 22% (140,000 ounces of gold) in measured and indicated mineral resources and an increase of 13% (148,000 ounces of gold) in inferred mineral resources.

2024 Exploration Highlights

At Macassa in 2024, all exploration drilling was performed from underground and totalled 176,069 metres, mostly in the Main Break and SMC zones, and in the Near Surface and AK deposits. Positive exploration drilling results continued to extend the known deposits in multiple directions and contributed to the replacement of mining depletion.

Selected recent drill intersections from Macassa are set out in the composite longitudinal section below and in a table in the Appendix.

[Macassa – Isometric View and Composite Longitudinal Section]

Drilling intersected significant results in the SMC East, with highlight hole 58-1390 returning 44.7 g/t gold over 2.1 metres at 1,846 metres depth and hole 53-4951 returning 32.1 g/t gold over 1.9 metres at 1,686 metres depth. These results, combined with full-year results, continued to extend the footprint of the SMC, which is the main zone being mined at Macassa.

In the Main Break, to the east of known mineral resources, hole 64-451 returned 26.7 g/t gold over 2.0 metres at 2,157 metres depth and hole 58-1365 returned 17.9 g/t gold over 2.3 metres at 1,990 metres depth, further extending known mineralization in this key geological feature of the Kirkland Lake camp below historic mines.

These recent positive results at depth at Macassa continue to demonstrate that the deposit remains open at depth and provides targets for future exploration, particularly considering the Company’s extensive experience in deep mining and rock mechanics at LaRonde where mining operations occur down to approximately 3,400 metres depth.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $33.5 million for 179,900 metres of capitalized drilling at Macassa in 2025, with the objective of increasing and upgrading mineral resources. The exploration program will continue to build the mineral resource base to the east in the SMC East and Main Break, and to the west in the Lower/West SMC. Drilling in the AK and Near Surface deposits will target mineral resource conversion and expansion.

As a part of an Ontario regional exploration plan totalling $16.2 million for 16,200 metres in 2025, the Company’s ongoing surface exploration campaign in the Kirkland Lake camp will include additional drill holes to test the deep extensions of the Main Break east of the underground infrastructure of the SMC and below all historical mining levels of the camp to provide support for future development of underground exploration drifts.

UPPER BEAVER

MRMR Highlights

A technical evaluation was completed at Upper Beaver during the fourth quarter of 2024 that increased mineral reserves to 2.8 million ounces of gold and 54,930 tonnes of copper (23.2 million tonnes grading 3.71 g/t gold and 0.24% copper) as at December 31, 2024.

This technical evaluation incorporates all the new drilling completed since 2017, totalling 226,418 metres in 441 holes, and employs improved mining concepts with updated assumptions and optimizations, as well as the latest progress in the project regarding geotechnical and metallurgical test work.

At year-end 2024, the underground indicated mineral resources totalled 0.5 million ounces of gold (7.5 million tonnes grading 2.04 g/t gold) and the underground inferred mineral resources totalled 0.4 million ounces of gold (3.0 million tonnes grading 4.12 g/t gold). The deposit remains open at depth, as shown in the composite longitudinal section below.

View 45° North East
Planned exploration shaft
Planned exploration ramp
Bulk sample
North basalt zone
Bulk sample
Porphyry zone
Footwall zone

West
East
Planned exploration ramp
Planned exploration shaft
0 m
0 m
Bulk sample
-500 m
-500 m
Bulk sample
-1,000 m
-1,000 m
-1,500 m
-1,500 m
2024 Planned open pit
2024 Mineral reserve
2024 Indicated mineral resource
2024 Inferred mineral resource
Historic UG mined out
Exploration target area
Significant 2019 drill hole pierce point Porphyry zone
Significant 2019 drill hole pierce point Footwall zone
Previously released drill hole pierce points
0
500
metres
592000 E
592500 E
KLUB19-452W1
7.6 g/t Au, 0.36 % Cu / 3.4 m
KLUB19-452W1
1.2 g/t Au, 1.39 % Cu / 7.1 m

[Upper Beaver – Isometric View and Composite Longitudinal Section]

NUNAVUT

MELIADINE

MRMR Highlights

Successful conversion drilling at Meliadine in 2024 added 291,000 ounces of gold to mineral reserves, primarily at the Tiriganiaq, Wesmeg North and Wesmeg deposits. This addition partially offsets the mining of 393,000 ounces of gold in-situ in 2024. Recent exploration results demonstrate that the deposits remain open at depth and laterally, supporting the good potential for future growth in mineral resources and mineral reserves.

2024 Exploration Highlights

Exploration drilling totalled 95,070 metres at Meliadine in 2024, with work focused on exploration and infill drilling of inferred mineral resources at depth in the Wesmeg, Wesmeg North, Pump and Tiriganiaq deposits.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $20.5 million for 86,900 metres of drilling at Meliadine in 2025, including $19.2 million for 80,300 metres of capitalized drilling and $1.3 million for 6,600 metres of expensed drilling. The drilling will be focused on expanding and converting near-mine mineralization and testing multiple mineralized plunges at depth that remain open in the main deposits.

MEADOWBANK

MRMR Highlights

The Company succeeded in extending the life-of-mine at Amaruq with the addition of 328,000 ounces of gold in mineral reserves partly replacing the production depletion of 556,000 ounces of gold extracted in-situ in 2024.

2024 Exploration Highlights

At Amaruq in 2024, exploration drilling totalled 17,522 metres. The main objective of the exploration program was to test the lateral extensions of underground mineral resources and examine the vertical continuity of known mineralization at depth in the IVR and Whale Tail areas, which remain open at depth.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $5.9 million for 8,300 metres of expensed exploration drilling at Amaruq in 2025, focused on testing the continuity and extension of mineralization at depth at Whale Tail, and converting mineral resources at IVR and in the Kangislulik Lake (formerly named Mammoth Lake) area to the west of the Whale Tail deposit.

The project team is currently assessing the exploration upside of the property and reviewing additional potential opportunities to further extend the life of mine while taking advantage of the positive gold price environment and the potential additional cashflow generation from any extension of the life of mine.

HOPE BAY

MRMR Highlights

Building on the exploration success in the Patch 7 zone at the Madrid deposit in 2023, the conversion drilling program was accelerated in 2024 leading to an initial indicated mineral resource for Patch 7 of 0.9 million ounces of gold (4.3 million tonnes grading 6.64 g/t gold) as at December 31, 2024. In addition, inferred mineral resources for Patch 7 saw an increase of 205,000 ounces of gold despite the previously described ounces converted to indicated mineral resources, bringing the total to 2.3 million ounces of gold (13.2 million tonnes grading 5.44 g/t gold) by year-end 2024. These results indicate positive growth in mineral resources and a solid foundation for the future of the project.

The total mineral reserves and mineral resources at Hope Bay now stand at 3.4 million ounces of gold in proven and probable mineral reserves (16.2 million tonnes grading 6.52 g/t gold), 2.1 million ounces of gold in indicated mineral resources (14.7 million tonnes grading 4.54 g/t gold) and 2.3 million ounces of gold in inferred mineral resources (13.2 million tonnes grading 5.44 g/t gold), as at December 31, 2024.

2024 Exploration Highlights

At Hope Bay in 2024, exploration drilling totalled 118,631 metres at both the Madrid and regional programs. The Madrid program focused on mineral resource expansion and conversion at Patch 7, following the positive results from the 2023 drill program, where wide, high-grade intersections were obtained in what had been a largely unexplored area. Recent results supported the mineral resource addition discussed above and provided improved geological comprehension of mineralization distribution and related structures.

Selected recent drill intersections from the Madrid deposit are set out in the composite longitudinal section below and in a table in the Appendix.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

Infill hole HBM24-258 returned multiple mineralized intersections, including 17.4 g/t gold over 3.1 metres at 319 metres depth, 14.7 g/t gold over 8.8 metres at 331 metres depth and 5.9 g/t gold over 9.4 metres at 341 metres depth, demonstrating the strong mineralization present in the high-grade core of the Patch 7 zone. In the same area, hole HBM24-255 returned 6.5 g/t gold over 6.1 metres at 374 metres depth and 11.0 g/t gold over 6.9 metres at 384 metres depth.

Further north, hole HBM24-274 intersected 23.9 g/t gold over 4.9 metres at 590 metres depth in an area where mineralization remains open in all directions.

Below the mineral resources of the Suluk zone, hole HBM24-264 intersected 16.6 g/t gold over 4.1 metres at 794 metres depth and hole HBM24-267 returned 20.9 g/t gold over 2.6 metres at 689 metres depth, opening the area for future mineral resource growth potential.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $41.9 million for 110,000 metres of drilling at Hope Bay in 2025, including $28.0 million for 70,000 metres of expensed drilling and $13.9 million for 40,000 metres of capitalized drilling. An additional $19.9 million of capitalized expenses in 2025 will be used to continue the exploration ramp development at the Madrid deposit and for technical evaluation. The objective of the program is mineral resource conversion and expansion of the Madrid deposit, as well as the drilling of regional targets in the area that encompasses the extensions of the Doris and Madrid deposits.

Both land-based and ice-based exploration drilling is already underway in 2025 with a strong focus on expanding known gold-bearing structures and investigating discoveries made in 2024 that are not part of current mineral resources due to limited drilling.

AUSTRALIA

FOSTERVILLE

MRMR Highlights

Fosterville successfully replaced 86% of mining depletion in 2024 with new mineral reserves. The replacement was achieved mainly through infill drilling in Robbins Hill and South Phoenix. In total 201,000 ounces of gold were added to mineral reserves, partly offsetting the 233,000 ounces of gold in-situ that were depleted from mineral reserves by 2024 production.

Fosterville added 543,000 ounces of gold in inferred mineral resources, mainly from successful exploration drilling at Phoenix and Robbins Hill, partially offset by the conversion of 236,000 ounces of gold of inferred mineral resources to indicated mineral resources.

The net addition year over year resulted in 308,000 ounces of gold in inferred mineral resources for a total of 1.8 million ounces of gold (12.8 million tonnes grading 4.31 g/t gold) at year-end 2024. The evolution of the inferred mineral resources could unlock an opportunity to transition the mine planning to increased throughput at a lower grade as the ultra-high grade Swan Zone is being depleted, with the Company continuing to explore for the potential of other Swan Zone-like structures on the land package surrounding the mine.

2024 Exploration Highlights

At Fosterville in 2024, exploration drilling totalled 69,374 metres split between programs targeting the Phoenix/Lower Phoenix area, drilling in Lower Phoenix focused on the mineralized Cardinal, Swan/Lower Phoenix and Cygnet zones and the Cygnet hanging wall structure. At Robbins Hill, drilling tested the Hoffman and Curie zones, identifying new mineralization south of the main Curie Zone.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $10.3 million for 44,500 metres of capitalized drilling at Fosterville in 2025, focused on the extensions of mineral reserves and mineral resources at Lower Phoenix and Robbins Hill. An additional $16.0 million is budgeted for 39,800 metres of underground and surface expensed exploration to test new geological targets, including parallel faults and folds to the main Fosterville host structure, exploring for similar geological context to the Swan Zone structure.

FINLAND

KITTILA

MRMR Highlights

At Kittila, conversion drilling in the Suuri, Roura Deep and Rimpi areas resulted in the addition of 84,000 ounces of gold in mineral reserves before depletion. Below level 1540, as drilling and technical evaluations are progressing, the level of confidence increased, leading to the conversion of 100,000 ounces of gold from inferred mineral resources to indicated mineral resources.

2024 Exploration Highlights

Exploration and conversion drilling at Kittila totalled 71,582 metres in 2024 and mainly targeted the Main and Sisar zones in the northern and southern portions of the deposit at approximately 1.0 to 1.4 kilometres depth, as well as the East zone close to surface and approximately 140 metres east of the Suuri lens.

Selected recent drill intersections from Kittila are set out in the composite longitudinal section below and in a table in the Appendix.

South
North
Ketola
Etela
Suuri
Roura
Rimpi
0 m
-500 m
-1,000 m
-1,500 m
-2,000 m
OPEN
OPEN
OPEN
OPEN
RIE24-700J
6.6 g/t Au / 4.9 m
incl. 9.5 g/t Au / 3.1 m
RIE24-700L
2.9 g/t Au / 3.9 m
RIE24-702G
4.3 g/t Au / 4.7 m
RIE24-702H
3.9 g/t Au / 4.4 m
RIE24-702F
4.7 g/t Au / 3.2 m
8.9 g/t Au / 7.1 m
incl. 11.9 g/t Au / 3.6 m
RIE24-702C
4.5 g/t Au / 3.2 m
ROD24-700
9.8 g/t Au / 10.2 m
incl. 12.2 g/t Au / 7.8 m
7535000 N
7536000 N
7537000 N
7538000 N
7539000 N
7540000 N
2024 Mineral Reserve
2024 Mineral Resource
Potential open-pit outline
Mined out areas
Sisar mineralized envelope outline
Underground mine workings
Significant current drill hole pierce points - Main Zone
Significant current drill hole pierce points - Sisar
Previously released drill hole pierce points
0
1000
metres
Finnish Coordinate System KKJ Zone 2

[Kittila – Composite Longitudinal Section]

North of the Rimpi area, hole RIE24-700J intersected 6.6 g/t gold over 4.9 metres at 1,388 metres depth and hole RIE24-700L intersected 2.9 g/t gold over 3.9 metres at 1,410 metres depth, demonstrating that the deposit is still open to the north and at depths similar to current mineral reserves.

Deeper in the Main zone in the Rimpi area, hole ROD24-700 returned 9.8 g/t gold over 10.2 metres at 1,441 metres depth, potentially extending mineral resources and supporting longer-term growth scenarios for the mine.

In the Sisar parallel zone in the Rimpi area, hole RIE24-702F returned 8.9 g/t gold over 7.1 metres at 1,837 metres depth, also supporting extension at depth of the known mineral resources.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $15.4 million for 83,000 metres of drilling at Kittila in 2025, focused on the Main zone in the Roura and Rimpi areas as well as the Sisar zone. The drilling includes 17,000 metres of capitalized conversion and 66,000 metres of capitalized exploration as described above. New drill stations should be available in 2025 to further explore the northern extensions of the Main and Sisar zones potentially beyond the Rimpi area.

MEXICO

PINOS ALTOS

2024 Exploration Highlights

At Pinos Altos in 2024, exploration drilling totalled 21,491 metres, focused on the Pinos Altos Deep project beneath the current underground mine as well as targeting areas beneath the known mineralization at Cubiro, Oberon de Weber, Cerro Colorado and Sinter.

2025 Exploration Plan and Guidance

The Company expects to spend approximately $3.8 million for 19,600 metres of capitalized and expensed exploration drilling at Pinos Altos in 2025.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine. The Canadian Malartic complex consists of the milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms “including” and “such as” mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company’s website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at February 13, 2025. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words “achieve”, “aim”, “anticipate”, “commit”, “could”, “estimate”, “expect”, “forecast”, “future”, “guide”, “plan”, “potential”, “schedule”, “target”, “track”, “will”, and similar expressions are intended to identify forward-looking statements. Such statements include the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results and life of mine estimates; the potential for additional gold production at the Company’s sites; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company’s plans at Hope Bay, Wasamac and San Nicolás; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of exploration (including capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof); estimates of future mineral reserves and mineral resources; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results, studies and evaluations on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, including at Meliadine, Upper Beaver and San Nicolás, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2023 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2023 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”), the Company’s news release dated February 13, 2025 announcing its full year 2024 results, as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its exploration, development and mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs will not materially affect the price or availability of the inputs the Company uses in its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The SEC’s disclosure requirements and policies for mining properties now more closely align with current industry and global regulatory practices and standards, including NI 43-101; however Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports in this news release are or will be economically or legally mineable. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to exploration activities has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration and Olivier Grondin, P.Geo., Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserve and Mineral Resource Data

Mineral Reserves as at December 31, 2024
Operation / Project		Proven			Probable			Proven & Probable
Gold	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
LaRonde mine[1]	U/G	2,398	4.84	373	8,334	6.38	1,709	10,731	6.03	2,081	94.6
LaRonde Zone 5[2]	U/G	5,026	2.10	339	4,241	2.34	319	9,267	2.21	659	94.7
LaRonde Total		7,424	2.98	712	12,574	5.02	2,028	19,998	4.26	2,740
Canadian Malartic mine[3]	O/P	40,383	0.52	677	34,533	1.14	1,267	74,916	0.81	1,944	89.3
Odyssey deposit[4]	U/G	36	2.41	3	4,318	2.27	315	4,354	2.27	317	95.0
East Gouldie[5]	U/G	—	—	—	48,278	3.37	5,236	48,278	3.37	5,236	94.4
Canadian Malartic Total		40,419	0.52	680	87,128	2.43	6,818	127,547	1.83	7,497
Goldex[6]	U/G	5,472	1.43	251	10,137	1.65	538	15,609	1.57	789	86.9
Akasaba West[7]	O/P	846	0.82	22	3,948	0.91	116	4,794	0.90	138	77.0
Goldex Total		6,318	1.34	273	14,085	1.44	654	20,403	1.41	927
Wasamac	U/G	—	—	—	14,757	2.90	1,377	14,757	2.90	1,377	89.7
Quebec Total		54,161	0.96	1,665	128,545	2.63	10,876	182,706	2.13	12,541
Detour Lake (At or above 0.5 g/t)	O/P	75,405	1.08	2,616	447,790	0.90	13,020	523,195	0.93	15,636	92.0
Detour Lake (Below 0.5 g/t)	O/P	53,049	0.42	717	218,861	0.38	2,698	271,910	0.39	3,415	92.0
Detour Lake Total[8]		128,454	0.81	3,333	666,651	0.73	15,718	795,105	0.75	19,051
Macassa[9]	U/G	325	13.24	138	5,096	10.32	1,691	5,421	10.50	1,829	97.1
Macassa Near Surface[10]	U/G	4	7.76	1	65	5.15	11	69	5.31	12	95.0
AK deposit[11]	U/G	23	5.11	4	1,514	4.71	229	1,537	4.71	233	93.7
Macassa Total		352	12.65	143	6,675	9.00	1,931	7,027	9.18	2,074
Upper Beaver[12]	O/P	—	—	—	3,235	1.82	189	3,235	1.82	189	95.5
Upper Beaver[12]	U/G	—	—	—	19,946	4.02	2,579	19,946	4.02	2,579	95.5
Upper Beaver Total		—	—	—	23,181	3.71	2,768	23,181	3.71	2,768
Hammond Reef[13]	O/P	—	—	—	123,473	0.84	3,323	123,473	0.84	3,323	89.2
Ontario Total		128,806	0.84	3,476	819,979	0.90	23,740	948,785	0.89	27,216
Amaruq	O/P	3,310	1.81	193	8,657	3.33	928	11,967	2.91	1,121	90.7
Amaruq	U/G	45	4.86	7	2,858	5.23	481	2,903	5.23	488	90.7
Meadowbank Total[14]		3,355	1.86	200	11,516	3.80	1,408	14,871	3.36	1,609
Meliadine	O/P	324	3.47	36	5,241	4.10	690	5,565	4.06	726	96.0
Meliadine	U/G	1,666	6.93	371	12,557	5.62	2,268	14,223	5.77	2,639	96.0
Meliadine Total[15]		1,990	6.37	407	17,798	5.17	2,958	19,788	5.29	3,365
Hope Bay[16]	U/G	93	6.77	20	16,120	6.52	3,378	16,212	6.52	3,398	87.5
Nunavut Total		5,438	3.59	628	45,433	5.30	7,744	50,871	5.12	8,372

*Open Pit (“O/P”), Underground (“U/G”)

** Represents metallurgical recovery percentage

Operation / Project		Proven			Probable			Proven & Probable
Gold	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
Fosterville[17]	U/G	888	5.77	165	8,666	5.33	1,486	9,553	5.37	1,650	92.0
Australia Total		888	5.77	165	8,666	5.33	1,486	9,553	5.37	1,650
Kittila[18]	U/G	616	4.33	86	24,782	4.16	3,314	25,398	4.16	3,400	86.4
Europe Total		616	4.33	86	24,782	4.16	3,314	25,398	4.16	3,400
Pinos Altos	O/P	—	—	—	1,884	1.04	63	1,884	1.04	63	94.4
Pinos Altos	U/G	1,484	2.09	100	3,589	2.35	271	5,072	2.27	370	94.1
Pinos Altos Total[19]		1,484	2.09	100	5,472	1.90	334	6,956	1.94	433
San Nicolás (50%)[20]	O/P	23,858	0.41	314	28,761	0.39	358	52,619	0.40	672	17.6
Mexico Total		25,341	0.51	414	34,234	0.63	691	59,575	0.58	1,105
Total Gold		215,249	0.93	6,433	1,061,639	1.40	47,852	1,276,888	1.32	54,284

Silver	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	Recovery %**
LaRonde mine	U/G	2,398	13.29	1,024	8,334	21.67	5,805	10,731	19.79	6,830	77.4
Pinos Altos	O/P	—	—	—	1,884	32.53	1,970	1,884	32.53	1,970	44.5
Pinos Altos	U/G	1,484	48.13	2,296	3,589	36.72	4,236	5,072	40.05	6,532	48.1
Pinos Altos Total		1,484	48.13	2,296	5,472	35.28	6,206	6,956	38.02	8,502
San Nicolás (50%)	O/P	23,858	23.93	18,356	28,761	20.91	19,333	52,619	22.28	37,689	38.6
Total Silver		27,739	24.31	21,677	42,567	22.90	31,344	70,307	23.46	53,021

Copper	Mining Method*	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	Recovery %**
LaRonde mine	U/G	2,398	0.20	4,808	8,334	0.30	25,224	10,731	0.28	30,033	83.8
Akasaba West	O/P	846	0.49	4,144	3,948	0.50	19,851	4,794	0.50	23,995	77.4
Upper Beaver	O/P	—	—	—	3,235	0.14	4,477	3,235	0.14	4,477	79.2
Upper Beaver	U/G	—	—	—	19,946	0.25	50,453	19,946	0.25	50,453	79.2
Upper Beaver Total		—	—	—	23,181	0.24	54,930	23,181	0.24	54,930
San Nicolás (50%)	O/P	23,858	1.26	299,809	28,761	1.01	291,721	52,619	1.12	591,530	78.2
Total Copper		27,102	1.14	308,761	64,224	0.61	391,727	91,326	0.77	700,488

Zinc	Mining Method*	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	Recovery %**
LaRonde mine	U/G	2,398	0.49	11,803	8,334	1.12	93,022	10,731	0.98	104,825	66.9
San Nicolás (50%)	O/P	23,858	1.61	383,313	28,761	1.37	394,115	52,619	1.48	777,428	80.9
Total Zinc		26,256	1.50	395,115	37,095	1.31	487,137	63,351	1.39	882,252

1 LaRonde mine: Net smelter value cut-off varies according to mining type and depth, not less than C$87/t for LP1 (Area 11-3) and not less than C$210/t for LaRonde.

2 LaRonde Zone 5: Gold cut-off grade varies according to stope size and depth, not less than 1.44 g/t.

3 Canadian Malartic: Gold cut-off grade is 0.35 g/t.

4 Odyssey deposit: Gold cut-off grade varies according to mining zone and depth, not less than 1.51 g/t.

5 East Gouldie: Gold cut-off grade not less than 1.62 g/t.

6 Goldex: Gold cut-off grade varies according to mining type and depth, not less than 0.90 g/t.

7 Akasaba West: Net smelter value cut-off varies, not less than C$31.96/t.

8 Detour Lake: Gold cut-off grade is 0.30 g/t.

9 Macassa: Gold cut-off grade varies according to mining type, not less than 3.85 g/t for long hole method and 4.24 g/t for cut and fill method.

10 Macassa Near Surface deposit: Gold cut-off grade not less than 2.43 g/t.

11 Amalgamated Kirkland (“AK”) deposit: Gold cut-off grade not less than 2.43 g/t.

12 Upper Beaver: Net smelter value cut-off varies according to mining type, not less than C$118.17/t for underground and C$43.49/t for open pit.

13 Hammond Reef: Gold cut-off grade is 0.41 g/t.

14 Amaruq: Gold cut-off grade varies according to mining type, not less than 0.98 g/t for open pit mineral reserves and 3.05 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.17 g/t).

15 Meliadine: Gold cut-off grade varies according to mining type, not less than 1.60 g/t for open pit mineral reserves and 4.20 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.60 g/t).

16 Hope Bay: Gold cut-off grade not less than 4.00 g/t.

17 Fosterville: Gold cut-off grade varies according to mining zone and type, not less than 3.10 g/t.

18 Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.63 g/t.

19 Pinos Altos: Net smelter value cut-off varies according to mining zone and type, not less than C$11.09/t for open pit mineral reserves and US$63.43/t for the underground mineral reserves.

20 San Nicolás (50%): Net smelter return cut-off values for low zinc/copper ore of US$9.71/t and for high zinc/copper ore of
US$13.15/t.

Mineral Resources as at December 31, 2024
Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
Gold	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde mine	U/G	—	—	—	5,851	3.75	705	5,851	3.75	705	1,619	5.39	281
LaRonde Zone 5	U/G	—	—	—	11,094	2.29	817	11,094	2.29	817	7,187	4.15	960
LaRonde Total		—	—	—	16,945	2.79	1,522	16,945	2.79	1,522	8,806	4.38	1,240
Canadian Malartic mine	O/P	—	—	—	—	—	—	—	—	—	5,550	0.72	129
Odyssey deposit	U/G	—	—	—	1,847	1.77	105	1,847	1.77	105	20,275	2.33	1,520
East Malartic	U/G	—	—	—	45,783	1.95	2,869	45,783	1.95	2,869	57,354	1.98	3,651
East Gouldie	U/G	—	—	—	5,243	1.52	257	5,243	1.52	257	61,155	2.32	4,557
Odyssey Total		—	—	—	52,873	1.90	3,232	52,873	1.90	3,232	138,784	2.18	9,728
Canadian Malartic Total		—	—	—	52,873	1.90	3,232	52,873	1.90	3,232	144,334	2.12	9,857
Goldex	U/G	12,360	1.86	739	18,137	1.48	865	30,496	1.64	1,604	16,946	1.62	885
Akasaba West	O/P	—	—	—	4,133	0.68	90	4,133	0.68	90	—	—	—
Goldex Total		12,360	1.86	739	22,270	1.33	955	34,630	1.52	1,694	16,946	1.62	885
Wasamac	U/G	—	—	—	9,479	2.19	667	9,479	2.19	667	3,911	2.48	312
Quebec Total		12,360	1.86	739	101,567	1.95	6,376	113,927	1.94	7,115	173,997	2.20	12,294
Detour Lake	O/P	33,923	1.10	1,201	630,463	0.60	12,188	664,386	0.63	13,389	65,093	1.40	2,926
Detour Lake	U/G	—	—	—	27,738	2.10	1,870	27,738	2.10	1,870	59,269	1.93	3,679
Detour Lake Zone 58N	U/G	—	—	—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total		33,923	1.10	1,201	661,068	0.69	14,592	694,991	0.71	15,793	125,335	1.67	6,742
Macassa	U/G	278	8.46	76	2,716	7.39	645	2,994	7.49	721	5,036	7.77	1,259
Macassa Near Surface	U/G	—	—	—	94	5.03	15	94	5.03	15	205	4.74	31
AK deposit	U/G	—	—	—	333	4.81	52	333	4.81	52	283	3.52	32
Macassa Total		278	8.46	76	3,144	7.05	712	3,422	7.16	788	5,524	7.44	1,322
Aquarius	O/P	—	—	—	12,364	2.15	856	12,364	2.15	856	122	3.59	14
Holt complex	U/G	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	U/G	—	—	—	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	O/P	—	—	—	54	0.87	2	54	0.87	2	—	—	—
Upper Beaver	U/G	—	—	—	7,510	2.04	493	7,510	2.04	493	2,953	4.12	391
Upper Beaver Total		—	—	—	7,564	2.03	495	7,564	2.03	495	2,953	4.12	391
Upper Canada	O/P	—	—	—	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	U/G	—	—	—	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total		—	—	—	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Hammond Reef	O/P	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	—	—	—
Ontario Total		87,070	1.03	2,896	790,685	0.79	20,104	877,755	0.82	23,000	162,506	2.25	11,748
Amaruq	O/P	—	—	—	3,115	3.37	338	3,115	3.37	338	187	2.88	17
Amaruq	U/G	—	—	—	6,801	4.30	940	6,801	4.30	940	3,773	4.73	574
Meadowbank Total		—	—	—	9,915	4.01	1,277	9,915	4.01	1,277	3,960	4.65	592
Meliadine	O/P	1	3.46	—	4,229	2.98	406	4,231	2.98	406	614	4.43	87
Meliadine	U/G	524	4.53	76	9,187	4.17	1,232	9,711	4.19	1,308	11,082	6.00	2,138

Operation / Project		Measured			Indicated		Measured & Indicated				Inferred
Gold	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Meliadine Total		525	4.53	76	13,416	3.80	1,638	13,941	3.82	1,714	11,696	5.92	2,225
Hope Bay	U/G	—	—	—	14,689	4.54	2,143	14,689	4.54	2,143	13,232	5.44	2,312
Nunavut Total		525	4.53	76	38,020	4.14	5,058	38,545	4.14	5,135	28,888	5.52	5,129
Fosterville	O/P	843	2.79	75	2,371	3.21	245	3,214	3.10	320	692	2.45	54
Fosterville	U/G	474	4.27	65	9,094	3.91	1,142	9,567	3.92	1,207	12,070	4.42	1,715
Fosterville Total		1,316	3.32	141	11,465	3.76	1,386	12,781	3.72	1,527	12,761	4.31	1,769
Northern Territory	O/P	269	3.65	32	16,416	1.42	749	16,685	1.46	781	13,536	1.75	762
Northern Territory	U/G	—	—	—	5,115	5.39	887	5,115	5.39	887	4,284	4.45	613
Northern Territory Total		269	3.65	32	21,531	2.36	1,636	21,800	2.38	1,668	17,820	2.40	1,376
Australia Total		1,585	3.38	172	32,996	2.85	3,023	34,581	2.87	3,195	30,581	3.20	3,145
Kittila	O/P	—	—	—	—	—	—	—	—	—	373	3.89	47
Kittila	U/G	4,749	2.87	438	15,079	3.01	1,461	19,828	2.98	1,899	6,038	4.97	965
Kittila Total		4,749	2.87	438	15,079	3.01	1,461	19,828	2.98	1,899	6,411	4.91	1,011
Barsele (55%)	O/P	—	—	—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele (55%)	U/G	—	—	—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total		—	—	—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total		4,749	2.87	438	19,414	2.62	1,638	24,163	2.67	2,076	22,222	2.82	2,016
Pinos Altos	O/P	—	—	—	1,248	0.79	32	1,248	0.79	32	106	0.60	2
Pinos Altos	U/G	—	—	—	9,798	2.25	709	9,798	2.25	709	972	1.79	56
Pinos Altos Total		—	—	—	11,045	2.09	741	11,045	2.09	741	1,077	1.67	58
La India	O/P	4,478	0.52	74	880	0.53	15	5,358	0.52	89	—	—	—
San Nicolás (50%)	O/P	261	0.08	1	3,037	0.20	19	3,297	0.19	20	2,468	0.13	10
Tarachi	O/P	—	—	—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	O/P	—	—	—	10,983	0.92	326	10,983	0.92	326	976	0.66	21
El Barqueño Gold	O/P	—	—	—	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	O/P	—	—	—	19,267	0.91	563	19,267	0.91	563	9,819	1.36	429
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	3.44	1,004
Santa Gertrudis Total		—	—	—	19,267	0.91	563	19,267	0.91	563	18,898	2.36	1,433
Total Mexico		4,739	0.49	75	73,336	1.00	2,355	78,075	0.97	2,430	33,289	1.75	1,876
Total Gold		111,028	1.23	4,397	1,056,019	1.14	38,553	1,167,047	1.14	42,950	451,483	2.49	36,208

Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
Silver	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde mine	U/G	—	—	—	5,851	15.28	2,873	5,851	15.28	2,873	1,619	11.14	580
Pinos Altos	O/P	—	—	—	1,248	19.20	770	1,248	19.20	770	106	12.38	42
Pinos Altos	U/G	—	—	—	9,798	50.88	16,028	9,798	50.88	16,028	972	41.51	1,297
Pinos Altos Total		—	—	—	11,045	47.30	16,798	11,045	47.30	16,798	1,077	38.65	1,339
La India	O/P	4,478	2.72	391	880	2.58	73	5,358	2.70	464	—	—	—
San Nicolás (50%)	O/P	261	6.40	54	3,037	11.86	1,158	3,297	11.43	1,211	2,468	9.26	735
Chipriona	O/P	—	—	—	10,983	100.72	35,566	10,983	100.72	35,566	976	86.77	2,722
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,393	124.06	17,523
El Barqueño Gold	O/P	—	—	—	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	O/P	—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	9,819	1.85	585
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	23.31	6,803
Santa Gertrudis Total		—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	18,898	12.16	7,389
Total Silver		4,739	2.92	445	59,897	31.20	60,080	64,636	29.13	60,525	39,058	28.27	35,504

Copper	Mining Method*	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde mine	U/G	—	—	—	5,851	0.14	8,213	5,851	0.14	8,213	1,619	0.25	4,101
Akasaba West	O/P	—	—	—	4,133	0.41	17,126	4,133	0.41	17,126	—	—	—
Upper Beaver	O/P	—	—	—	54	0.10	56	54	0.1	56	—	—	—
Upper Beaver	U/G	—	—	—	7,510	0.16	12,063	7,510	0.16	12,063	2,953	0.36	10,649
Upper Beaver Total		—	—	—	7,564	0.16	12,118	7,564	0.16	12,118	2,953	0.36	10,649
San Nicolás (50%)	O/P	261	1.35	3,526	3,037	1.17	35,489	3,297	1.18	39,015	2,468	0.94	23,144
Chipriona	O/P	—	—	—	10,983	0.16	17,291	10,983	0.16	17,291	976	0.12	1,174
El Barqueño Gold	O/P	—	—	—	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,393	0.04	1,854
Total Copper		261	1.35	3,526	40,402	0.26	106,637	40,662	0.27	110,163	22,036	0.28	62,075

Zinc	Mining Method*	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde mine	U/G	—	—	—	5,851	1.00	58,633	5,851	1	58,633	1,619	0.34	5,520
San Nicolás (50%)	O/P	261	0.39	1,012	3,037	0.71	21,618	3,297	0.69	22,630	2,468	0.62	15,355
Chipriona	O/P	—	—	—	10,983	0.83	91,637	10,983	0.83	91,637	976	0.73	7,073
Total Zinc		261	0.39	1,012	19,870	0.87	171,888	20,131	0.86	172,900	5,062	0.55	27,949

*Open Pit (“O/P”), Underground (“U/G”)

The assumptions for metal prices and currency exchange rates used for the December 31, 2024 mineral reserve and mineral resource estimates reported by the Company are presented in the “Gold Mineral Resources” section earlier in this news release.

Mineral reserves reported are not included in mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral resources.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company’s economic parameters set the maximum price allowed to be no more than the lesser of the three‐year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company’s material mineral projects as at December 31, 2024, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company’s AIF and MD&A filed on SEDAR+ each of which forms a part of the Company’s Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company’s material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX – EXPLORATION DETAILS

LZ5 mine and LaRonde mine at LaRonde

Drill hole	Mine / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
BZ-2024-004	LZ5 / Zone 4	373.4	382.2	406	3.1	20.4	8.3
BZ-2024-005	LZ5 / Zone 4	348.7	356.2	377	2.8	13.7	5.3
and	LZ5 / Zone 4	358.6	373.4	390	5.7	5.4	5.2
BZ-2024-008	LZ5 / Zone 4	416.7	434.8	451	6.9	2.7	2.7
BZ-050-010	LZ5 / Zone 5	229.5	252.5	618	21.3	3.8	3.8
BZ-090-006	LZ5 / Zone 3-4	373.3	376.8	1,330	2.8	8.0	7.8
and	LZ5 / Zone 3-4	389.4	392.9	1,338	2.8	5.7	5.7
BZ-090-008	LZ5 /Zone 3-4	522.6	525.6	1,516	2.8	5.1	5.1
BZ-090-010	LZ5 / Zone 3-4	634.5	640.0	1,643	3.4	25.8	9.8
LR-215-024	LZ5 / Zone 3-1	373.7	378.4	2,313	2.8	6.8	6.8
and	LZ5 / Zone 3-1	399.0	403.7	2,328	2.8	5.7	5.7
LR-215-025	LZ5 / Zone 3-1	281.5	287.6	2,197	5.0	11.0	7.0
and	LZ5 / Zone 3-1	304.7	308.1	2,206	2.8	5.0	5.0
LR-215-028	LZ5 / Zone 3-1	239.3	243.4	2,013	4.0	4.8	4.8
and	LZ5 / Zone 3-1	265.0	267.9	2,007	2.8	8.3	8.3
LR-149-045	LaR / Area 11-3	250.2	258.9	1,669	6.4	3.4	3.4
LR-152-008	LaR / Area 11-3	294.1	307.3	1,740	9.1	2.6	2.6
LR-305-041	LaR / Zone 20N	397.0	404.4	3,276	4.5	18.9	18.9
LR-317-022	LaR / Zone 20N	671.8	676.1	3,611	2.8	24.8	8.2
LR-317-023	LaR / Zone 20N	472.0	479.0	3,376	6.0	6.5	6.5

*Results from LaRonde use a capping factor of 30 g/t gold.

East Gouldie and Odyssey deposits, and Eclipse and Odyssey internal zones at Odyssey

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX23-309ZB	Eclipse	1,637.6	1,683.0	1,241	42.9		3.2	3.2
MEX24-313Z	Eclipse	1,755.1	1,766.6	1,493	11.0		3.3	3.3
and	East Gouldie	1,889.7	1,897.5	1,584	7.5		4.4	4.4
MEX24-316	Eclipse	1,639.7	1,712.5	1,349	51.5		3.0	3.0
and	East Gouldie	1,795.7	1,812.8	1,437	16.6		3.4	3.4
MEX24-316W	East Gouldie	1,716.6	1,736.7	1,353	19.8		6.7	6.7
and	East Gouldie	1,774.8	1,790.6	1,390	15.6		4.0	4.0
MEX24-317	East Gouldie	1,905.0	1,919.0	1,633	13.1		2.9	2.9
including	East Gouldie	1,910.8	1,917.0	1,634	5.9		5.3	5.3
MEX24-318	Eclipse	1,546.3	1,555.0	994	8.6		4.0	4.0
MEX24-318WZ	East Gouldie	1,654.5	1,662.0	1,147	7.0		5.7	5.7
MEX24-319	East Gouldie	1,687.4	1,693.5	1,292	5.9		8.6	8.5
MEX24-320WA	East Gouldie	1,581.2	1,593.8	1,374	12.2		2.9	2.9
UGEG-054-006	East Gouldie	635.5	639.5	706	3.9		6.3	6.3
UGEG-071-004	East Gouldie	452.0	471.7	871	18.5		4.7	4.6
UGEG-071-006	East Gouldie	473.0	494.5	736	21.1		3.6	3.6
UGEG-075-026	East Gouldie	575.4	581.9	772	6.1		5.9	5.9
UGEG-075-028	East Gouldie	580.2	588.3	819	7.9		2.9	2.9
MEX24-322	Odyssey internal	1,227.5	1,233.5	1,158	6.0	**	4.4	4.4
and	Odyssey internal	1,269.6	1,279.0	1,199	9.4	**	9.6	9.3
UGOD-054-014R	Odyssey internal	363.1	397.0	789	33.9	**	4.4	4.4
and	Odyssey North	403.5	416.4	808	11.4		1.8	1.8
UGOD-054-016	Odyssey internal	210.6	217.8	679	7.2	**	5.0	4.4
UGOD-054-023	Odyssey North	453.5	471.0	897	13.6		2.5	2.5
UGOD-075-011	Odyssey internal	501.7	511.5	963	9.8	**	4.5	4.5

*Results from East Gouldie, Eclipse, Odyssey internal zones and Odyssey South use a capping factor of 20 g/t gold.

**Core length. True width undetermined.

West Pit and West Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM24-928	West Extension	676.8	729.0	564	47.9	0.8
and	West Extension	801.3	804.8	639	3.2	12.8
and	West Extension	815.0	823.0	650	7.4	4.3
DLM24-972AW2	West Pit Underground	571.7	604.2	490	29.6	2.0
and	West Pit Underground	617.2	639.0	520	19.9	4.3
including	West Pit Underground	636.0	639.0	527	2.8	27.7
DLM24-983	West Pit Underground	388.0	406.0	324	16.3	15.6
including		397.2	403.0	326	5.2	46.2
and	West Pit Underground	540.0	599.0	454	54.3	0.9
DLM24-985A	West Pit Underground	199.0	224.0	178	21.4	23.2
including		220.0	224.0	187	3.4	141.7
and	West Pit Underground	419.0	433.0	352	12.3	3.9
DLM24-999	West Extension	548.0	557.5	441	8.7	3.2
and	West Extension	607.1	612.0	484	4.5	47.2
DLM24-1001	West Extension	481.0	506.8	416	22.6	3.1
DLM24-1007A	West Extension	474.0	522.0	445	39.0	2.3
including		474.0	476.9	425	2.4	19.8
including		500.0	507.0	450	5.7	2.7
and	West Extension	584.0	587.0	521	2.5	6.4
DLM24-1014A	West Pit Underground	406.1	439.6	346	30.0	2.8
including		418.9	422.0	344	2.8	24.2
and	West Pit Underground	549.0	604.2	464	50.2	0.9
and	West Pit Underground	637.0	677.0	524	36.6	2.7
DLM24-1023A	West Pit Underground	296.0	299.1	235	2.8	33.7
and	West Pit Underground	379.7	393.9	301	13.2	3.5
and	West Pit Underground	440.0	542.0	376	95.9	1.2
and	West Pit Underground	694.0	705.0	517	10.5	4.2
DLM24-1045	Main Pit Underground	498.0	589.3	427	84.4	1.1
and	Main Pit Underground	697.0	802.9	578	98.7	1.7
and	Main Pit Underground	823.0	838.0	636	14.0	13.2
including		833.0	838.0	639	4.7	37.3
and	Main Pit Underground	979.5	994.7	748	14.2	7.4
and	Main Pit Underground	1,012.0	1,018.0	768	5.6	6.6

*Results from Detour Lake are uncapped.

SMC and Main Break zones at Macassa

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
59-0149	SMC East	147.2	149.2	1,857	2.0	23.1	23.1
58-1390	SMC East	134.5	137.1	1,846	2.1	44.7	44.7
53-4951	SMC East	303.1	305.4	1,686	1.9	36.4	32.1
and	SMC East	392.3	397.1	1,707	4.2	10.2	10.2
53-4960	SMC East	305.0	309.7	1,662	3.6	9.0	9.0
57-1571	SMC West	224.3	226.5	1,724	2.1	15.8	15.8
58-1356	Main Break	175.3	178.3	2,023	2.7	13.1	13.1
58-1365	Main Break	187.1	189.6	1,990	2.3	17.9	17.9
58-1379	Main Break	184.6	186.8	1,999	2.0	42.5	14.8
64-451	Main Break	297.4	299.4	2,157	2.0	26.7	26.7

*Results from Macassa use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone.

Madrid deposit at Hope Bay

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM24-254	Patch 7	597.0	605.3	424	7.8	4.9	4.9
HBM24-255	Patch 7	503.0	510.0	374	6.1	6.5	6.5
and	Patch 7	517.0	525.0	384	6.9	11.0	11.0
HBM24-256	Patch 7	620.0	638.0	509	16.9	3.9	3.9
HBM24-258	Patch 7	422.9	426.0	319	3.1	20.8	17.4
and	Patch 7	434.5	443.9	331	8.8	14.7	14.7
including	Patch 7	438.5	441.0	331	2.4	40.7	40.7
and	Patch 7	448.0	458.0	341	9.4	5.9	5.9
HBM24-260	Patch 7	408.7	412.5	301	3.3	63.5	29.1
HBM24-264	Suluk	945.0	950.0	794	4.1	25.1	16.6
including	Suluk	949.0	950.0	794	0.8	92.7	50.0
HBM24-266	Suluk	871.0	873.5	596	2.4	26.3	22.0
HBM24-267	Suluk	994.5	997.1	689	2.6	20.9	20.9
HBM24-272	Suluk	768.0	772.3	597	3.7	9.9	9.9
including	Suluk	769.0	770.0	597	0.9	34.5	34.5
HBM24-274	Patch 7	915.5	921.2	590	4.9	25.9	23.9

*Results from Madrid deposit at Hope Bay use a capping factor of 50 g/t gold.

Main and Sisar zones at Kittila

Drill hole	Zone / Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE24-702F	Sisar Deep / Rimpi	766.0	774.3	1,786	3.2	4.7
and	Sisar Deep / Rimpi	835.2	849.0	1,837	7.1	8.9
including		835.2	842.0	1,836	3.6	11.9
RIE24-702C	Main / Rimpi	328.2	335.0	1,416	3.2	4.5
RIE24-702G	Sisar Deep / Rimpi	784.0	790.0	1,782	4.7	4.3
RIE24-702H	Sisar Deep / Rimpi	786.0	797.0	1,790	4.4	3.9
RIE24-700L	Main / Seuru	567.0	576.9	1,410	3.9	2.9
RIE24-700J	Main / Seuru	538.2	548.9	1,388	4.9	6.6
including		538.2	543.6	1,388	3.1	9.5
ROD24-700	Main / Rimpi	328.0	345.1	1,441	10.2	9.8
including	Main / Rimpi	332.0	345.1	1,444	7.8	12.2

*Results from Kittila are uncapped.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres
LaRonde
BZ-2024-004	687029	5347303	310	3	-77	471
BZ-2024-005	687028	5347303	310	20	-74	456
BZ-2024-008	687029	5347302	310	33	-76	618
BZ-050-010	687231	5347243	-162	340	-28	280
BZ-090-006	687298	5347611	-817	174	-34	433
BZ-090-008	687299	5347611	-817	161	-52	591
BZ-090-010	687298	5347611	-817	192	-61	701
LR-215-024	687757	5347367	-1,745	204	-43	456
LR-215-025	687757	5347366	-1,744	188	-30	363
LR-215-028	687758	5347366	-1,742	154	13	334
LR-149-045	689240	5347226	-1,165	176	-49	340
LR-152-008	689241	5347229	-1,194	181	-44	387
LR-305-041	689777	5346879	-2,667	181	-45	449
LR-317-022	690103	5346988	-2,807	176	-48	749
LR-317-023	690102	5346988	-2,807	183	-34	507
Odyssey mine
MEX23-309ZB	718682	5334767	307	162	-48	1,521
MEX24-313Z	718632	5334757	307	185	-63	1,911
MEX24-316	718604	5334758	308	170	-57	1,876
MEX24-316W	718604	5334758	308	170	-57	1,885
MEX24-317	718665	5334762	307	160	-63	2,076
MEX24-318	718652	5334763	307	166	-45	1,749
MEX24-318WZ	718652	5334763	307	166	-45	1,809
MEX24-319	718604	5334759	308	176	-55	1,860
MEX24-320WA	716867	5334696	316	155	-68	1,797
UGEG-054-006	717966	5334110	-229	177	-16	787
UGEG-071-004	717758	5333977	-345	171	-31	631
UGEG-071-006	717758	5333977	-345	169	-9	652
UGEG-075-026	717922	5334060	-250	181	-25	751
UGEG-075-028	717923	5334060	-251	177	-31	769
MEX24-322	718617	5334759	309	215	-70	2,353
UGOD-054-014R	717998	5334290	-230	357	-43	471
UGOD-054-016	717997	5334290	-230	14	-43	472
UGOD-054-023	717998	5334290	-230	9	-54	530
UGOD-075-011	717786	5334182	-320	15	-47	570
Detour Lake
DLM24-928	586600	5542049	298	180	-60	882
DLM24-972AW2	587840	5541953	287	176	-65	651
DLM24-983	588526	5541616	287	176	-58	900
DLM24-985A	587408	5541632	286	175	-58	477
DLM24-999	586601	5541928	293	179	-58	691
DLM24-1001	586644	5541858	292	180	-61	642
DLM24-1007A	586484	5541853	288	180	-67	700
DLM24-1014A	588566	5541624	287	178	-58	726
DLM24-1023A	588205	5541646	288	177	-55	801
DLM24-1045	589409	5541476	282	179	-56	1,074
Macassa
59-0149	569781	5331818	-1,474	156	-16	189
58-1390	570152	5332191	-1,550	141	18	396
53-4951	570296	5332023	-1,258	303	-17	408
53-4960	570296	5332023	-1,258	305	-14	412
57-1571	568509	5331123	-1,404	336	-1	267
58-1356	570230	5332242	-1,558	342	-46	270
58-1365	570106	5332203	-1,550	9	-8	259
58-1379	570363	5332293	-1,565	355	-33	305
64-451	569621	5332015	-1,633	287	-38	381
Hope Bay
HBM24-254	434797	7548194	34	69	-53	753
HBM24-255	434887	7548153	38	71	-54	755
HBM24-256	434799	7548114	31	70	-61	879
HBM24-258	434981	7548095	55	70	-58	701
HBM24-258	435012	7548082	56	74	-57	616
HBM24-260	434309	7549320	49	83	-73	1,056
HBM24-264	434303	7548413	38	64	-50	1,250
HBM24-266	434104	7549549	52	53	-61	1,080
HBM24-267	434372	7549082	54	63	-62	921
HBM24-272	434334	7548811	51	87	-53	1,097
HBM24-274	434797	7548194	34	69	-53	753
Kittila
RIE24-702F	2558696	7538559	-935	91	-59	1,008
RIE24-702C	2558696	7538559	-935	91	-59	927
RIE24-702G	2558696	7538559	-935	91	-59	967
RIE24-702H	2558696	7538559	-935	91	-59	898
RIE24-700L	2558637	7539598	-711	90	-59	1,287+ (in progress)
RIE24-700J	2558637	7539598	-711	90	-59	553
ROD24-700	7558696	7538459	-949	91	-60	822

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey and LaRonde; NAD 1983 UTM Zone 17N for Detour Lake and Macassa; NAD 1983 UTM Zone 13N for Hope Bay; and Finnish Coordinate System KKJ Zone 2 for Kittila.